January 14, 2008

Securities and Exchange Commission
Washington, D.C. 20549
Attn:	David Orlic, Special Counsel
Katherine Wray

RE:	Response Letter to Comment Letter (the “Comment letter”) of the Securities and Exchange Commission issued to uVuMobile, Inc. (the “Company”) and dated as of January 9, 2008 (File No. 000-26809)

Dear Mr. Orlic and Ms. Wray:

Below we have identified the comments sent to the Company in the Comment Letter and have set forth our responses.  We have also made the appropriate changes to the Preliminary Information Statement as identified in the Comment letter.

Comment No. 1

1.             You appear to be soliciting proxies from your shareholders within the meaning of Exchange Act Rule 14a-1(f). Accordingly, if you wish to obtain shareholder authorization for the subject corporate action, you should comply with Regulation 14A. This would include filing your statement on Schedule 14A, rather than Schedule 14C.

Response to Comment No. 1

We have made the appropriate changes to the revised filing to address this issue.

Comment No. 2

2.             We note that you are seeking the written consent of your shareholders in lieu of a meeting pursuant to Section 228 of the Delaware General Corporate Law, and that one method by which shareholders are invited to give consent is by telephone. Please tell us in your response letter why you believe that the Delaware General Corporation Law allows written consents to be delivered by telephone.

Response to Comment No. 2

We have restructured and made the appropriate changes to the revised filing to ask for a Proxy Form from the stockholders and are not now asking for a written consent.

Comment No. 3

3.            The penultimate paragraph of the body of your information statement states that approval of the amendment to your amended and restated certificate of incorporation “requires the affirmative vote of a majority of your issued and outstanding shares of Common Stock (emphasis added).  However, disclosure elsewhere in your filing indicates that the affirmative vote of a majority of your issued and outstanding shares of “Capital Stock,” including common and certain classes of preferred stock, is required.  Please revise your filing as appropriate.

Response to Comment No. 3

We have made the appropriate changes to the filing to address this comment.

In connection with our responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy to of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact me by phone at (678) 417-8570 or email at rwarren@uvumobile.com or our interim General Counsel, Don Locke, by phone at (919) 264-4081 or by email at donlocke2244@yahoo.com.

Very truly yours,

/s/ Ron Warren
Ron Warren
Vice-President – Investor Relations
Corporate Secretary